Exhibit 3.1

AMENDMENT NO. 1

TO

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

WORLD POINT TERMINALS, LP

THIS AMENDMENT NO. 1 to FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF WORLD POINT TERMINALS, LP (this “Amendment”), dated as of August 31, 2015, is entered into and effectuated by WPT GP, LLC, a Delaware limited liability company (the “General Partner”) and the general partner of World Point Terminals, LP, a Delaware limited partnership (the “Partnership”), pursuant to authority granted to it in Section 13.1 of the First Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of August 14, 2013 (as amended from time to time, the “Partnership Agreement”). Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

RECITALS:

1.      Section 13.1(d) of the Partnership Agreement provides that the General Partner may, without the approval of any Partner, amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect the Limited Partners in any material respect.

2.      The General Partner has determined that updating the Partnership Agreement as set forth herein does not adversely affect the Limited Partners in any material respect, and that it is in the best interest of the Partnership to effect this Amendment to provide for such changes.

AMENDMENT:

NOW, THEREFORE, it is hereby agreed as follows:

A.	Amendment. Section 1.1 of the Partnership Agreement is hereby amended to restate the following definition:

“Conflicts Committee” means a committee of the Board of Directors composed of two or more directors, each of whom (a) is not an officer or employee of the General Partner, (b) is not an officer or employee of any Affiliate of the General Partner (other than Group Members), (c) is not a director of any Affiliate of the General Partner (other than Group Members or Affiliates listed on a National Securities Exchange), (d) is not a holder of any ownership interest in the General Partner or its Affiliates or the Partnership Group that would be likely to have an adverse impact on the ability of such director to act in an independent manner with respect to the matter submitted to the Conflicts Committee, other than (i) Common Units and (ii) awards that are granted to such director in his or her capacity as a director under any long-term incentive plan, equity compensation plan or similar plan implemented by the General Partner or the Partnership and (e) is determined by the Board of Directors to be independent under the independence standards for directors who serve on an audit committee of a board of directors established by the Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading (or if no such National Securities Exchange, the New York Stock Exchange).

B.	Agreement in Effect. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

C.	Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws.

D.	Invalidity of Provisions. If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

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IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

By:	WPT GP, LLC
its general partner

By:	/s/ Steven G. Twele
Name:	Steven G. Twele
Title:	Vice President and Chief Financial Officer

[Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of World Point Terminals, LP]